NORSAT INTERNATIONAL TO HOLD INVESTOR CONFERENCE CALL ON THURSDAY, MARCH 11, 2010

VANCOUVER, BRITISH COLUMBIA, March 3, 2010 – Norsat International Inc. (“Norsat) (TSX: NII and OTC BB: NSATF) today announced that it plans to release its fourth quarter and fiscal 2009 results on Thursday, March 11, 2010. Management will hold a conference call that same day at 9:00 a.m. (PT) to discuss the results. Dr. Amiee Chan, Norsat’s President and CEO, cordially invites all interested parties to participate in the conference call.

CONFERENCE CALL DETAILS:
DATE:

                                    Thursday, March 11, 2010
TIME:

                                     9:00 a.m. PT
DIAL-IN NUMBER:

            +1 408 884-1884 or 1-888-947-3988
CONFERENCE ID NUMBER:      200904

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Norsat’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

CFO

Tel: 604 821-2808

Tel: 604 821-2838

Email: achan@norsat.com

Email: esyho@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500;

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the year ended December 31, 2009, and the Management Discussion and Analysis for the year ended December 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.